September 17, 2025

VIA EDGAR TRANSMISSION

Kim McManus

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Longleaf Partners Funds Trust (the “Registrant”) Delaying Amendment for the Registration Statement on Form N-14 File No. 333-290104

Dear Ms. McManus:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-290104) relating to the proposed reorganization of the Longleaf Partners International Fund into the Longleaf Partners Global Fund, each a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 8, 2025.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on September 17, 2025.

No fees are required in connection with this filing. If you have any questions concerning this filing, please contact Stephanie Capistron at (617) 728-7127 or Jennifer O’Brien at (617) 728-7133.

Very truly yours,

/s/ Andrew R. McCarroll

Andrew R. McCarroll, Esq.

General Counsel & Principal

Southeastern Asset Management, Inc.

cc: Stephanie Capistron, Esq.

Jennifer O’Brien, Esq.

Emily Parks, Esq.